EXHIBIT G TO FORM C

LITT GLOBAL AUSTRALIA
LICENSE AGREEMENT

(*follows on next page*)

LICENSE AGREEMENT

THIS LICENSE AGREEMENT (this "**Agreement**") is made as of October 4, 2023 (the "**Effective Date**") by and between:

> **Litt Global Pty. Ltd.**, an Australian corporation ("**Litt Global Aus**" or "**Licensor**"); and

> **Litt Global Inc.**, a Washington corporation, having a business address of 1502 Hunt Field Way, Jarrettsville, MD, 21084 ("**Litt Global**" or "**Licensee**").

RECITALS

WHEREAS, Licensor owns and has the rights to license the Intellectual Property Rights (defined below); and

WHEREAS, within the Territory, Licensor desires to license to Licensee, and Licensee desires to obtain a license from Licensor, the Intellectual Property Rights, for the Purpose, as more fully outlined herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1. DEFINITIONS

The terms, as defined herein, shall have the same meanings in both their singular and plural forms.

1.1   "**Affiliate**" means any corporation or other business entity in which a party owns or controls, directly or indirectly, more than fifty percent (50%) of the outstanding stock or other voting rights entitled to elect directors, or by which a party is owned or controlled directly or indirectly by more than fifty percent (50%) of the outstanding stock or other voting rights entitled to elect directors.

1.2   "**Gross Revenue**" All revenue received by Licensee or its Affiliates arising from, attributable to, or in any way derived from the sale or operation of Licensed Products for the Purpose.

1.3   "**Intellectual Property**" means any and all tangible and intangible embodiments of the Technology (defined below), including without limitation, inventions (whether patentable or not), discoveries, designs, specifications, developments, methods, modifications, Improvements, processes, know-how, techniques, algorithms, databases, domains, applications (including licenses and rights to third-party plugins, libraries and SDKs used for applications), audio and video assets, databases, development guides, manuals, computer software and code, hard (including board level schematics and printed circuit board layouts) mask works, formulae, supplier lists, trade secrets, graphics or images, text, audio or visual works, materials that document design or design processes, or that document research or testing, diagrams, and other works of authorship directed to the Technology including the subject matter described in patent applications listed in Exhibit A and in all provisional, design, utility, divisional, continuing, continuation-in-part, substitute, renewal, reissue, and all other patent applications that have been or shall be filed in the Territory. Notwithstanding the foregoing, the Intellectual Property Rights shall not include the domain name liitland.com.

1.4 **"Intellectual Property Rights"** means, collectively, all rights in, to and under patents, trade secret rights, copyrights, trademarks, service marks, trade dress and similar rights of any type under the laws of any governmental authority, including without limitation, all applications and registrations relating to the Intellectual Property.

1.5 **"Improvement"** means any additional feature or function or any enhancement of a feature or function of the Licensed Products which Licensee or Licensor discovers or develops during the Term, but only to the extent that a Licensed Product with such addition or enhancement would infringe the Intellectual Property Rights.

1.6 **"Licensed Products"** means any products, devices or methods that are covered by the Intellectual Property Rights.

1.7 **"Purpose"** means to operate and market the LITT application, LittLand and associated technologies.

1.8 **"Technology"** means and refers to all software, applications, programming, frameworks, databases, design tools, backend development, third party licenses, and domains used in the development and operation of Litt Global Aus digital gift card and digital wallet aggregation technology.

1.9 **"Territory"** means Worldwide.

ARTICLE 2. GRANT

2.1 **License**. Licensor hereby grants to Licensee, and Licensee hereby accepts, an exclusive, royalty-bearing license, with right to sublicense, the Intellectual Property Rights the licensed trade secrets, and the licensed know-how, to make, have made, use, sell, offer for sale, import, market, and otherwise utilize and commercialize Licensed Products and any Improvements, and practice any methods covered in whole or in part by the Intellectual Property Rights, within the Territory.

ARTICLE 3 – FEE

3.1 **Quarterly Royalties**. In consideration of the rights granted to Licensee in this Agreement, Licensee shall pay to Licensor, on an quarterly basis, 2.5% of Gross Revenue to be paid within fifteen (15) days of the end of each quarter (the "Royalties").

3.2 Should Licensee choose to make any payment to Licensor by wire transfer or other electronic means, Licensee shall be solely responsible for ensuring sufficient funds are included with such payment to cover any charge(s) imposed by Licensee's bank or other financial institution or by any other bank or other financial institution in connection with such transfer. Licensee shall be solely responsible for identification and payment of any duties, tariffs, assessments, and taxes (other than U.S. federal income tax and/or Washington state income tax) which may accrue or be assessed relating to this Agreement or the provision of services hereunder. Under no circumstance shall fees billed by Licensor and payable to Licensor by Licensee be reduced owing to any such duties, tariffs, assessments, or taxes unless otherwise required by applicable law.

ARTICLE 4 - TERMINATION OF THIS AGREEMENT

4.1 **Term**. This Agreement shall be as of the Effective Date and shall continue for an initial term of twenty (20) years or until the Agreement is terminated in accordance with this Article 5. This Agreement will renew automatically for successive one-year terms following its initial term (the initial term collectively with any successive terms are hereinafter referred to as the "Term") unless either party gives the other written notice of termination at least thirty (30) days prior to expiration of the then-current Term.

4.2 **Termination**.

    a. Either party may terminate this Agreement for cause, with termination effective upon delivery of written notice to the other, in the event of (i) an uncured (within sixty (60) days of written notice of breach, or such other reasonable time period as mutually agreed to by the parties) material breach of this Agreement by the other Party, or (ii) the insolvency, bankruptcy, receivership, dissolution, or assignment for the benefit of creditors by the other party.

    b. Licensor shall have the option to terminate or convert the exclusive License granted in Section 2.1 above to a non-exclusive License upon an uncured breach (discussed above in Section 5.2(a)) by Licensee.

ARTICLE 5 – AUDIT RIGHTS

5.1. **Records**. Licensee shall use commercially reasonable efforts to keep accurate and correct records of all Licensed Products sold by Licensee pursuant to this Agreement ("Licensed Product Records").

5.2. **Audits**. All Licensed Product Records of Licensee shall be available upon prior written reasonable request for inspection no more frequently than once in any calendar year at the expense of Licensor by a nationally recognized certified public accountant selected by Licensor and acceptable to Licensee for the sole purpose of verifying reports under this Agreement.

ARTICLE 6 – IP PROTECTION

6.1. **Prosecution and Maintenance**.

    a. Licensor shall use commercially reasonable means to prosecute and otherwise properly pursue and maintain the Intellectual Property Rights during the Term, in Licensor's sole discretion.

    b. In the event Licensor desires to terminate or cease maintenance of any Intellectual Property Rights, Licensor agrees to notify Licensee, and Licensee shall have the opportunity, but not the obligation, to control, on a going-forward basis, at its expense, the prosecution and maintenance of such Intellectual Property Rights.

6.2. **Infringement**.

    a. Each party shall notify the other party in writing of any suspected infringement or misappropriation of the Intellectual Property Rights.

    b. In the event of any infringements or misappropriation of the Intellectual Property Rights, the parties will confer together to determine if they want to pursue legal action against such infringer or misappropriator in cooperation with each other, and, if so the roles of each, including how the parties will bear the expenses of such legal action. Licensor and Licensee each agrees to cooperate with the other in all respects associated with legal action taken under this Section 7.2(b), including, without limitation, to make directors, officers, employees and agents of the parties available to testify, and to join in any such suit as a voluntary plaintiff, if needed.

    c. The parties acknowledge and agree that should Licensee contest the validity, enforceability, or scope of the Intellectual Property Rights, directly or indirectly, during the Term of this Agreement, Licensor shall have the right, but not the obligation, to terminate this Agreement upon written notice to the Licensee.

6.3. **Other Intellectual Property**. Licensor shall own any Improvements it or Licensee develops, subject to this exclusive license and right to the other party to use and commercialize same during the term of this Agreement. All Joint Improvements shall be owned by Licensor. The parties shall work in good faith to determine what, if any, efforts should be undertaken to formally protect any such Joint Improvements and the respective ownership rights and obligations associated with same. All other intellectual property shall remain the property of its respective owner(s).

6.4.   **Markings**. Licensee agrees to mark Licensed Products covered by issued patents within the Intellectual Property Rights as provided by 35 U.S.C. 287(a) and any foreign patent marking requirements. Upon expiration of any listed patent, Licensee agrees to stop marking Licensed Products with such expired patent number.

ARTICLE 7 - INDEMNIFICATIONS

7.1.   Licensee shall indemnify, defend and hold harmless Licensor and its officers, directors, and employees from and against any loss, liability or expenses (including reasonable attorneys' fees and expenses and court costs) finally awarded by a court of competent jurisdiction to the extent same arises out of or relates to any claim that a Licensed Product infringes a third party intellectual property or proprietary right, except to the extent such claims are based directly on the Intellectual Property Rights.

7.2.   The foregoing indemnification shall be subject to the following: (a) The indemnified party promptly notifies the other party in writing of the claim; provided that the failure to so notify the indemnifying party shall not relieve the indemnifying party of any liability it may have to the indemnified party hereunder except to the extent the indemnifying party has been materially prejudiced thereby; (b) the indemnifying party has sole control of the defense and all related settlement negotiations with respect to the claim, provided, however, that the indemnified party has the right, but not the obligation, to participate in the defense of any such claim, at its expense, through counsel of its own choosing; and (c) the indemnified party cooperates fully to the extent necessary, and executes all documents necessary for the defense of any such claim.

7.3.   EXCEPT FOR INDEMNIFICATION AND BREACHES OF CONFIDENTIALITY, NEITHER PARTY SHALL BE LIABLE FOR (a) ANY INCIDENTAL, INDIRECT, SPECIAL OR CONSEQUENTIAL LOSS OR DAMAGES, OR (b) ANY DAMAGES RELATING TO A CLAIM MADE AGAINST THE OTHER LICENSEEY A THIRD PARTY.

ARTICLE 8 - REPRESENTATIONS AND WARRANTIES

8.1   **Representations and Warranties**.

   a. Licensor represents and warrants to the best of its knowledge:

      i. that it is the sole owner of the Intellectual Property Rights and has the lawful right to grant the licenses set forth herein;

      ii. that none of the Intellectual Property Rights are the subject of any pending interference, opposition, cancellation or other challenge or adversarial proceeding;

      iii. that it has neither assigned nor granted any license or other rights to the Intellectual Property Rights or the Licensed Products that would interfere with the rights granted herein and it is under no obligation to grant any such license or rights to any entity or person; and

iv. the execution and delivery of this Agreement, and the performance by Licensor of its obligations hereunder have been duly authorized by all necessary corporate or other action on the part of Licensor, and no consents, waivers, or permissions that have not already been granted are required for such actions.

b. Licensee represents and warrants: the execution and delivery of this Agreement, and the performance by Licensee of its obligations hereunder have been duly authorized by all necessary corporate or other action on the part of Licensee, and no consents, waivers, or permissions that have not already been granted are required for such actions.

ARTICLE 9 - MISCELLANEOUS PROVISIONS

9.1. **Confidentiality**. During the Term of this Agreement and thereafter, except as otherwise provided in this Agreement, neither of the parties hereto shall disclose any confidential information of the other party or any terms or conditions of the Agreement, or performance thereunder, to any third party without the prior consent of the other party except (a) its auditors, attorneys and affiliates, (b) as required by law, order or regulation of a governmental agency or a court of competent jurisdiction, or (c) in connection with a change in control or financing; and the party making any such disclosure in case (a), (b) or (c) shall seek reasonable safeguards to maintain the confidentiality of the disclosure. The foregoing shall not otherwise prevent disclosure of (i) information that is now in the public domain or subsequently enters the public domain by publication or otherwise through no action or fault of the other party; (ii) information that is known to either party without restriction, prior to receipt from the other party under this Agreement, from its own independent sources as evidenced by such party's written records, and which was not acquired, directly or indirectly, from the other party; (iii) information that either party receives from any third party reasonably known by such receiving party to have a legal right to transmit such information, and not under any obligation to keep such information confidential; and (iv) information independently developed by either party's employees or agents provided that either party can show that those same employees or agents had no access to the confidential information received hereunder.

9.2. **Notice**. Any notice or payment required to be given to either party under this Agreement shall be deemed to have been properly given and effective: on the date of delivery if delivered in person, or five (5) days after mailing if mailed by first-class or certified mail, postage paid, to the respective addresses in the opening paragraph, or to such other address as is designated by written notice given to the other party.

9.3. **Assignability**. Except as otherwise expressly provided under this Agreement, neither this Agreement nor any right or obligation hereunder may be assigned or otherwise transferred (whether voluntarily, by operation of law or otherwise) by Licensee, without the prior express written consent of Licensor; provided, however, that Licensee may, without such consent, assign this Agreement and its rights and obligations hereunder in connection with the transfer or sale of all or substantially all of its business, whether through merger, reorganization or otherwise.

9.4. **No Waiver**. No waiver by either party of any breach or default of any covenant or agreement set forth in this Agreement shall be deemed a waiver as to any subsequent and/or similar breach or default.

9.5. **Governing Laws / Venue**. This Agreement is governed by the laws of the United States and the state of Washington without regard to the conflicts of laws principles thereof, but the scope and validity of any patent or patent application shall be governed by the applicable laws of the country of the patent or patent application. The exclusive jurisdiction and venue for actions related to the subject matter of this Agreement shall be the state and US federal courts having within their jurisdiction Washington. Both parties irrevocably consent to the exclusive jurisdiction of such courts and agree that process may be served in the manner provided herein for giving notices or otherwise as allowed by US federal law.

9.6. **Force Majeure**. A party to this Agreement may be excused from any performance required herein if such performance is rendered impossible or unfeasible due to any catastrophe or other event beyond its reasonable control, including, without limitation, war, terrorism, riot, and insurrection; laws, proclamations, edicts, ordinances, or regulations; strikes, lockouts, or other serious labor disputes; and floods, fires, explosions, or other natural disasters. When such events have abated, the non-performing party's obligations herein shall automatically resume.

9.7. **Headings**. The headings of the several sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

9.8. **Entire Agreement**. This Agreement embodies the entire understanding of the parties and supersedes all previous communications, representations or understandings, either oral or written, between the parties relating to the subject matter hereof.

9.9. **Amendments**. No amendment or modification of this Agreement shall be valid or binding on the parties unless made in writing and signed on behalf of each party.

9.10. **Severability**. In the event that any of the provisions contained in this Agreement is held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if the invalid, illegal, or unenforceable provisions had never been contained in it.

9.11. **Counterparts**. This Agreement may be executed simultaneously with any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, both Licensor and Licensee have executed this Agreement by their respective and duly authorized officers on the day and year written.

LICENSOR

_____
(Signature)

NAME: Brent thompson

TITLE: Director

LICENSEE

By_____

(Signature)

NAME: Brent Thompson

TITLE: Director

EXHIBIT A

List of Patents and Patent Applications

U.S. Provisional Patent Application No. 18/132,928

International Application No. PCT/IB2023/000205 – SYSTEMS AND METHODS FOR DIGITAL GIFT CARD MARKETPLACE AND REDEMPTIONS